
HUFFY CORPORATION
* Corporate
* Huffy Bicycle Company
.5% of Class A
Huffy Risk Management, Inc. (OH)
99.5% of Class A
Hufco-Ohio, Inc. (OH) (FKA: Huffy Service Solutions, Inc. and Huffy Service First, Inc.)
HCAC, Inc. (OH) (Shell) (FKA: TTH)
Hufco-Delaware Company (DE) (Shell) (FKA: GBPC)
Huffy Sports, Inc. (WI) (Shell) (FKA: GWPC)
American Sports Design Company (OH)
Huffy Sports Delaware, Inc. (DE) (FKA: Gen-X Sports Inc.)
Hufco-Georgia I, Inc. (GA) (FKA: McCalla Company)
Hufco-New Brunswick, Inc. (New Brunswick) (FKA: Creative Retail Services (Canada), Inc.)
Hufco-Georgia II, Inc. (GA) (FKA: Creative Retail Services, Inc.)
Huffy Sports Canada Inc. (New Brunswick) (FKA: Gen-X Sports Canada, Inc.)
Lehigh Avenue Property Holdings, Inc. (IL) (Shell)
Tommy Armour Golf Compa ny (WA) (Shell)
Lamar Snowboa rds Inc. (MO) (Shell)
Huffy Sports Washington , Inc. (WA) (FKA: Gen-X Sports Ltd.)
First Team Sports, Inc. (MN)
Huffy Sports Sàrl (Switzerl and)
Huffy Sports Outlet Inc. (New Brunswick) (FKA: Gen-X Sports Outlet, Inc.)
Hespeler Hockey Holding, Inc. (MN) (Shell)
HUF Canada, Inc. (New Brunswick)

* ALL STOCK OWNERSHIP IS 100% UNLESS NOTED OTHERWISE.